

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Zhan Youdai, Chief Executive Officer
SMSA Palestine Acquisition Corp.
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re: SMSA Palestine Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 20, 2010**
> **File No. 333-169486**
> **Form 8-K/A filed August 26, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Outside Front Cover Page of Prospectus

1. We note that you have provided the market price of your common stock as of September 3, 2010, but filed your registration statement on September 20, 2010. Please indicate the market price as of the latest practicable date, as required by Item 501(b)(3) of Regulation S-K.

Table of Contents

2. We note your statement that "the information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date..." The noted statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

Forward-Looking Statements

3. Please move this section to a location after the risk factor section.

Cover page

4. Please revise to briefly address the offering price of the securities.

Prospectus Summary, page 3

5. Please identify the "particular organization" referred to in the fourth paragraph on page four and seventh paragraph on page 23.

6. We note your statement that "based on information from the Chinese Bamboo Shoot Association, we believe we are one of the largest producers of bamboo shoot food products in China." Please provide us with the basis for your assertion.

Risk Factors, page 8

7. In your third risk factor on page nine and elsewhere as appropriate, please clarify where your trademark applications were filed and provide English translations of the trademarks to the extent applicable.

8. In your third risk factor on page 12 "We may be exposed to liabilities under the Foreign Corrupt Practices Act …" please clarify the current status of the company's compliance with the Foreign Corrupt Practice Act in your business section.

9. We note your statement in the second paragraph on page 16 that "some of our test equipment is imported from Japan." Please reconcile this statement with your disclosure under Operations on page 26 where you state that "most of" your advanced processing and testing equipment for your "state-of-art processing workshops" is imported from Japan.

10. We note your reference in the first full risk factor on page 17 to an option agreement entered into with Mr. Cai Yangbo and Mr. Zhan Youdai and the risk that a "governmental authority could regard the transactions contemplated by the option agreement as [sic] affiliated acquisition and return investment for which MOC approval

would be required." Please revise to clarify the material effect this approval process would have on the company. Furthermore, please revise your registration statement to include a discussion of the material terms of the option agreement.

11. We note your risk factor disclosure on pages 19-20 regarding the inherent risks associated with farmer-collectively-owned land. Please provide additional disclosure here or elsewhere as appropriate on the amount of land reasonably subject to each category of risk outlined in this section.

12. Please disclose your reasonable estimation of the aggregate penalty that could be imposed on you due to your potential non-compliance with the laws and regulations described in your first risk factor on page 21.

Our Business, page 23

13. We note your statement on page 23 that you have applied to the Chinese authority for Organic Food certification for your bamboo shoots. Please clarify whether this application includes your high PH bamboo shoots or if your high PH bamboo shoots meet the Green Food standards. Furthermore, state when you submitted such application.

14. It is unclear to us what the distinction between "fresh agricultural products" and "raw fresh agricultural products" is in your disclosure in the second paragraph on page 24.

15. We note your statements in the first table on page 24 discussing your anticipated expansion for 2010, and second and third paragraphs of page 25 relating to your plans to expand your bamboo forest and vegetable and fruit planting bases. Please revise your disclosure to indicate what progress, if any, you have made in reach your goals of expanding to 28,800 acres of bamboo forest prior to the fourth quarter of 2010 and your goal to expand to 15,300 acres of vegetable and fruit planting bases in 2010.

16. In this regard, please update your disclosure elsewhere as appropriate to discuss events up to the date of your filing. Non-exclusive examples of disclosure that appears to need updating includes the following: (a) the fourth paragraph on page 26 where you state "Commencing in 2010, we plan to . . ."; (b) your disclosure under Storage on page 27; and (c) your first and fourth bullet points on page 32.

17. We note your statement that you "currently provide over 100 kinds of fresh and processed products" on page 25 under Our Products and a similar statement in the third bullet point on page 31. Please clarify what products you currently sell. We note that your disclosure on pages 25 through 26 appears to address a far smaller range of products than "over 100." For example, under Fresh Vegetables and Fruits on page 26 you discuss "10 different varieties of vegetables and fruits" and you only appear to have several different bamboo products, even when considering the various forms in which the bamboo can be processed.

18. Please provide additional information on the certification process required under Chinese and JAS standards. For example, we note the distinction you draw between "certified" and "ready to be certified" in the first sentence under Organic Bamboo Shoot Products on page 25 and the third paragraph on page 26.

19. Please define the acronym "OMIC" as used in the first sentence under Organic Bamboo Shoot Products on page 25. For example, if you are referring to the Overseas Merchandise Inspection Company, please so state.

20. Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K, including information on any existing intellectual property rights. Include in your discussion to the extent material, any intellectual property rights you have in Japan or other markets outside of China. Furthermore, provide the duration of such intellectual property.

21. Please clarify what you mean when you state "done almost by handwork" in the first sentence of page 27.

22. Please revise your disclosure under the table on page 28 to clarify which products and planting bases have received the certifications you describe.

23. We note your reference to "ISO 9001:2000" and "Hazard Analysis and Critical Control Points" in the second and third bullet points on page 28. Please clarify here or elsewhere as appropriate which organizations grant these certifications and briefly describe what standards must be met in order to achieve such certifications. Furthermore, state whether ISO 9001:2000 is the most current of such type of certification.

24. We note your statement regarding your research and development strategy and capabilities under Research & Development, starting on page 28, in the fifth bullet point on page 31 and elsewhere. Please reconcile your disclosure regarding such capabilities with your statement on page F-12, under Advertising, Transportation and Research and Development Expenses, that "no material research and development expenses were incurred" during your last two fiscal years. For example, clarify whether all research and development activities started in 2010.

25. We note your statement that you augment your research and development with partnerships with many research institutes and universities "such as Fujian Agricultural University, Wuyi University, and Fuzhou University." Revise to describe the material terms of these partnerships.

26. We note your statement in the High PH bamboo shoot section on page 29 that you are targeting a 65% gross margin for the high PH bamboo and you also reflect the 65% as the gross margin for High PH bamboo shoot in your table. Provide a basis for your assertion

that the High PH bamboo shoot will provide a 65% gross margin. We specifically note that you just introduced the product in April 2010. We may have further comment.

27. We state in the Domestic market section that "we are also in discussions for potential contracts with multiple major global retailers and hope to have a number of new wins completed within the year." Advise us of the basis for your statement. We may have further comment.

28. On page 30, please define the term "OEM arrangement" as used in the second paragraph under Japan Market and "crude fiber food" as used in the second bullet point under Brand Strategy.

29. Please revise to address in more detail the competitive business conditions and the methods of competition.

30. We note your disclosure under the Food Hygiene and Safety Laws and Regulation section. Please revise to address whether the company is in compliance with the noted laws and regulations.

31. Please define or clarify the terms "correspondents contractor" and "peasants" as used in the third paragraph on page 34. Furthermore, clarify the difference between a "villagers' congress" and the "villagers' representatives" as used in the same paragraph.

32. Please provide disclosure under Properties, and elsewhere as appropriate, regarding the number of land use agreements you have entered into with provincial governments and village cooperatives, information on rental costs and the manner in which such costs are paid. Please also distinguish the length remaining on lease terms for bamboo forest land from the terms of vegetable and fruit planting land. See, for example, the last paragraph of page 24 where you state that you are currently in the fifth year of your lease terms for bamboo forest land.

33. To the extent material, revise your disclosure to discuss any products that cannot be planted and harvested on a yearly basis or which leave the land unusable for certain purposes for a period of time.

Corporate Structure and History, page 36

34. We note your description of the share cancellation agreement with Yang Yongjie in the fourth paragraph on page 37. Please revise to describe the consideration received by Yang Yongjie for agreeing to surrender such shares for cancellation. We also note similar disclosure in the second bullet point on page 54.

35. Please identify the "certain institutional investors" and "placement agents" described in the penultimate paragraph of page 37.

36. Please clarify the number of warrants issued by the company and distinguish this number from the number of shares of common stock warrant holders may purchase pursuant to their warrants. For example, we note your disclosure in the last two paragraphs of page 37 that refers to 135,759 warrants granted to placement agents and a total of 523,640 three year warrants. If in these circumstances you are referring to the aggregate stock underlying the warrants please revise to clarify throughout your registration statement.

Management's Discussion and Analysis of Financial Condition, page 38

General

37. We believe your MD&A section could benefit from an expanded "Overview" section that offer investors an introductory understanding of China Ginseng Holdings. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

Recent Developments, page 38

38. Revise the initial paragraph to describe the relationship between Fujian Yada Group and Sino Oriental and to clarify why financial statements of the latter entity are not in the S-1.

Results of Operations, page 38

39. You discuss the business reasons for changes in the various line items of your statements of operations and related sections of your MD&A. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. We direct your attention to specific references to more than one business reason, as well as the use of the term "primarily" in your discussion. Refer to Item 303(a)(3) of Regulation S-K.

40. Please describe which "professional fees" you are referring to when describing the changes in your administrative expenses in the first paragraph on page 40 and fifth paragraph on page 41.

41. Please specify which "new products" you are referring to in the last sentence of page 40 and what you are referring to when you state "developing new sales channels" and "high margin new products" in the second paragraph of page 41.

42. We note that the percentage changes in the various metrics from one period to another in your three month period comparison starting on page 38 are often significantly higher than the percentage change for your six month period comparison that covers the same period and an additional three months. Please revise your discussion in an expanded Overview section or elsewhere as appropriate to describe the underlying factors leading to this trend.

43. In this regard, we also note differences in the underlying factors driving the financial metrics disclosed in your three month period comparison and your six month period comparison. To the extent that these differences indicate a known trend developing in the three months ended June 30, 2009 or a change in management's strategy please provide additional clarity here, and elsewhere as appropriate, on such trends as seen by management. For example we note that when describing the changes in net sales on page 40 for the six month comparison you include your "efforts on expanding [sic] Chinese domestic market" as a factor, but do not describe that as a factor for the three month period comparison on page 39. You also describe the effect of changes in the Japanese market when discussing gross profit and gross margin on page 41, but not on page 39. Furthermore, you discuss the effect of branding activities when discussing selling expenses on page 41, but not page 39.

44. Expand each period's comparative discussion of net sales to quantify the amount of increase in sales that is attributable to changes in price and to changes in volume.

45. We note your statement under Income Taxes on page 43 that you incurred income taxes of $0.1 million for both 2009 and 2008. Please reconcile this disclosure with your statement in your second risk factor on page nine that you "did not pay any effective income taxes in 2008 or 2009."

Liquidity and Capital Resources, page 43

46. We note your disclosure in the second risk factor on page nine and elsewhere with respect to various tax exemptions and subsidies you receive. Please clarify any material effect the expiration of such exemptions and subsidies would have on your liquidity and capital resources.

47. We note your disclosure on page 21 under Full-time Employees where you refer to certain unpaid social insurance obligations. Please provide quantitative disclosure on the extent of this potential obligation and the effect it may have on your liquidity and capital resources.

48. We note your discussion on page 43 under Cash Flow from Operating Activities of the reduction in the amount of cash received in advance of order shipment in fiscal year 2009. Please clarify whether this is a trend in your business operations and any actions the company may take.

49. Please revise your discussion here, and elsewhere as appropriate, to discuss your various financing arrangements, including those with third parties. Include in your discussion the material quantitative and qualitative terms and covenants of such arrangements.

Management, page 50

50. You state in the second paragraph of this section that Mr. Zhang He's appointment "will become effective on the date that is ten days following the date the [you] file a Schedule 14F-1 and mail it to [y]our registered stockholders." We note that it appears both of the referenced conditions occurred prior to the date you filed your registration statement. Please update and revise your disclosure in this section and elsewhere, as appropriate.

51. We note your statement in the disclosure Mr. Tsang Yin Chiu Stanley's business experience in the last paragraph on page 50 that Golife Concepts Holdings Limited is a publicly traded company. Please advise us of where, and in what manner, securities in this entity are traded. Furthermore, if possible, revise your disclosure to provide additional detail on what types of luxury brand products this entity sells.

52. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

53. Please provide a brief description of the nature of the responsibility undertaken by Mr. Zhang He in his position as Vice General Manager of Fujian Yada. See Item 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 51

54. We note your statement that "to the best of our knowledge …." The company is in a position to know about the noted legal proceedings. Please revise to delete the phrase "to the best of our knowledge".

55. We note that your disclosure pursuant to Item 401(f) of Regulation S-K in the last paragraph of page 51 is limited to the past five years and lists various categories of legal proceedings. Please revise to clarify the disclosure required by Item 401(f) relates to the past 10 years and, in some aspects, covers a more expansive category of legal proceedings than what you have listed in this section.

Executive Compensation, page 52

56. We note your statement and disclosure that prior to the consummation of the acquisition of Sino Oriental on August 20, 2010 the officers and directors did not receive any compensation from the company. We also note that you have not presented Item 402 disclosure regarding the operating company. Revise to present Item 402 disclosure regarding the operating company.

Market for Our Common Stock and Related Stockholder Matters, page 53

57. Please revise to indicate the amount of dividends declared in March 2009 and paid in January 2010.

58. Revise to briefly address any restrictions on the company's subsidiaries abilities to transfer funds to the company in the form of cash dividends, loans or advances that limit the company's ability to pay dividends.

Security Ownership of Certain Beneficial Owners and Management, page 53

59. We note that your disclosure of 14,729,756 shares of your common stock outstanding as of August 20, 2010 in the first paragraph of this section appears to conflict with the number of shares outstanding on the same date as disclosed under Shares Eligible for Future Sale on page 60. Please revise or advise.

60. We are unable to locate footnote "(1)" referenced in your tabular disclosure on page 54. Please revise or advise.

61. Please revise to indicate who has voting and investment power of the securities held by CID Group Greater China Venture Fund III, LP

Transactions with Related Persons, page 54

62. Consider whether the reorganization transactions disclosed on page F-6 need to be disclosed here pursuant to Item 404 of Regulation S-K.

63. We note your disclosure in Item 12 on page 13 of your Form 10-K for the fiscal year ended December 31, 2009. Please revise here to discuss this transaction in a more detail. Include the information required by Item 404(a) in your description.

64. Please revise to clarify Mr. Yang's relationship with the company. Also clarify Mr. Zhan's relationship with the company.

65. We note that you do not appear to have disclosed the contract entered into by Mr. Zhan Youdai on November 12, 2009 to guarantee certain indebtedness on behalf of Fujian Yada Group Co., Ltd. Please revise to include all the information called for by Item 404.

Description of Capital Stock, page 59

66. We note your statement that "our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future." We note your prior statement that the company paid a dividend in January 2010. Please revise.

Shares Eligible for Future Sale, page 60

67. We note your statement in the last sentence of page 61 implying that the one year anniversary of the filing of your "8-K with Form 10 information" is August 25, 2010 rather than 2011. Please revise as appropriate.

Consolidated Financial Statements

SMSA Palestine Acquisition Corp

68. We note that you have only provided financial statements for the accounting acquirer, Fujian Yada Group. Please revise to provide also financial statements of the registrant, SMSA Palestine Acquisition Corp. When you provide financial statements for the period that includes the date of the reverse merger, it will be appropriate to present one set of financial statements, i.e., the retroactively restated financial statements of Sino Oriental /Fujian Yada Group Co that give effect to the merger. Until then, you must provide separate financial statements of each party to the reverse merger.

Fujian Yada Group Co, Ltd
Notes to the Consolidated Financial Statements
Note 2 – Reorganization, page F-6

69. Revise this note or provide a subsequent events note that describes the nature of the relationship between Fujian Yada and Sino Oriental and clarifies why financial statements of the latter are not included in the registration statement.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

70. We reviewed your revenue recognition policy disclosure. Please revise and expand your disclosure to expand upon how the SAB 104 criteria specifically apply to each of your revenue streams (e.g. fresh produce, processed produce), to the extent the individual methods are different. In addition, disclose any significant terms and conditions related

to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, discounts, etc.) and the related accounting policies.

Consolidated Financial Statements for the Three and Six Months Ended June 30, 2010

Note 6. Other Receivables, prepayments and deposits, page F-41

71. We note your prepayments balance on June 30, 2010 of $5.29 million. Please tell us and revise to disclose the nature of the underlying amounts and the period over which you expect to record the related expenses in your statement of operations.

Pro Forma Financial Information

72. Revise to provide pro forma financial information giving effect to the formation of Sino Oriental and the reverse merger between Fujian Yada and SMSA Palestine Acquisition. If you believe pro forma financial information is not material, please explain to us the basis for your belief. It appears that pro forma per share data as well as the formation of Sino are material items that may be of interest to investors.

General

73. Please provide current consents from the independent accountants in any amendment and ensure the financial statements are updated as required by Rule 8-08 of Regulation S-X.

Part II

Item 14. Indemnification of Directors and Officers, page 65

74. Please revise here to also discuss any indemnification provisions in your articles of incorporation.

Item 15. Recent Sales of Unregistered Securities, page 65

75. It does not appear that you have discussed all of the transactions required to be disclosed by Item 701 of Regulation S-K, which covers the past three years. For example, we note your disclosure of various transactions on page 37 among possible others. Please revise or advise.

76. We note that you claim to have relied on Regulation D for certain transactions described in this section but have not filed any corresponding Form Ds with us. Please file such Form Ds as appropriate or advise.

Signatures, page 69

77. It appears that you have printed the incorrect name below the signature of Tsang Yin Chiu Stanley where he is signing on behalf of the company. Please revise as appropriate in the next amendment to your registration statement.

Exhibits

78. Please file an opinion of counsel as to the legality of the securities being registered pursuant to this registration statement indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

79. Please file the following as exhibits to your registration statement:
    - Share cancellation agreement entered into with Mr. Yang Yongjie on August 20, 2010.
    - Option Agreement with Cai Yangbo and Zhan Youdai.
    - Exhibits 2.1, 2.2, 2.3, 2.4, 3.1, 3.2 and 3.3 of your Form 10-K for the fiscal year ended December 31, 2009.

80. Please note that to the extent you wish to provide English summaries of foreign language documents, they must accompany the full foreign language version of the document. Please revise your exhibits accordingly. See Rule 403(c) of Regulation C.

Form 8-K filed August 25, 2010

General

81. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

Form 8-K filed August 25, 2010

Item 1.01 Entry into a Material Definitive Agreement

Make Good Escrow Agreement, page 1

82. We note your majority shareholder pledged 1,939,407 shares of your common stock as an inducement in connection with the August 20, 2010 Securities Purchase Agreement. These pledged shares were placed in escrow and are to be transferred to the investors, or returned to the shareholder, based on certain operating milestones. Please tell us how you intend to account for the inducement shares. In your response, ensure to cite the authoritative accounting literature supporting your conclusion.

Signatures, page 59

83. Please revise the signature page to print the name and title of the signing officer under his signature, as called for by Form 8-K.

Form 10-K for Fiscal Year Ended December 31, 2009

Signatures, page 29

84. In future filings, please indicate who signed in the capacities of controller and principal accounting officer.

Exhibit 31.1

85. We note your change of the term "registrant" to "issuer" in your certification. Please confirm that in future filings you will provide this certification in the form required by Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: James A. Mercer III, Esq.
        Lian "William" Zheng, Esq.
        Fax: (858) 523-6705